T313

CM

03011035

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Great American Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6509 Roe Avenue
(No. and Street)

Shawnee Mission (City) | Kansas (State) | 66208 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Richards, President | 913-722-2531
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald Minda, CPA CHARTERED
(Name – *if individual, state last, first, middle name*)

4200 Somerset Drive (Address) | Prairie Village (City) | Kansas (State) | 66208 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David K. Richards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great American Investors, Inc., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
JANET STEVENSON
NOTARY PUBLIC
STATE OF KANSAS

Signature

President
Title

Notary Public
My appointment expires January 4, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT AMERICAN INVESTORS, INC.
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2002

CONTENTS

RONALD MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Great American Investors, Inc.
Shawnee Mission, Kansas

I have audited the accompanying balance sheet of **Great American Investors, Inc.** as of December 31, 2002, and the related statements of income, shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the organization's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Great American Investors, Inc.** as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Ronald J. Minda

February 17, 2003

4200 Somerset • Prairie Village, KS 66208 • (913) 649-9222 • Fax: (913) 649-4442

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS:		
Cash in bank	$ 43,762	
Commissions Receivable	44,622	
Note receivable – Shareholder	17,500	
Investments – Securities	29,331	
Investments - Clearing deposits	17,879	
Accounts Receivable - Other	17,901	
Prepaid items	1,750	
Total Current Assets		$ 172,745
FIXED ASSETS:		
Equipment	10,595	
Less: Allowance for depreciation	10,463	131
TOTAL ASSETS		$ 172,876

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts Payable	$ 26	
Commissions payable	32,797	
Due on Margin Account	6,555	
Taxes payable - payroll	5,541	
Total Current Liabilities		$ 44,919
STOCKHOLDERS' EQUITY:		
Capital stock issued - 5,000 shares at $5.00 par value	25,000	
Retained earnings	102,957	
Total Stockholders' Equity		127,957
TOTAL LIABILITIES AND EQUITY		$ 172,876

See Notes to Financial Statements.

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2002

REVENUE:	
Commission income	$ 1,113,360
Interest and dividends	554
Fees	57,217
Adjustments to market	(6,592)
Gain on Sale of Securities	(1,701)
Expense Reimbursement	45,130
Total Revenue	1,207,968
EXPENSES:	
Operating expenses	1,172,063
NET INCOME	$ 35,905

See Notes to Financial Statements.

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED DECEMBER 31, 2002

	Common Stock	Retained Earnings	Total Shareholder's Equity
BALANCE - Beginning of year	$ 25,000	$ 67,052	$ 92,052
Net income	---	35,905	35,905
BALANCE - End of year	$ 25,000	$ 102,957	$ 127,957

See Notes to Financial Statements.

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 35,905
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Depreciation and amortization	3,083
Decrease (increase) in assets -	
(Increase) decrease in commissions receivable	(2,926)
(Increase) decrease in accounts receivable - other	(10,464)
(Increase) decrease in prepaid expenses and clearing deposits	8,483
(Increase) decrease in liabilities -	
Increase (decrease) in commissions and accounts payable	(11,362)
Increase (decrease) in payroll taxes and advance fees	(7,260)
NET INCREASE/(DECREASE) IN CASH FLOWS FROM OPERATING ACTIVITIES	15,459
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in investments	10,674
NET INCREASE/(DECREASE) IN CASH FLOWS FROM INVESTING ACTIVITIES	10,674
NET INCREASE/(DECREASE) IN CASH	26,133
CASH - January 1, 2002	17,629
CASH - December 31, 2002	$ 43,762

See Notes to Financial Statements.

GREAT AMERICAN INVESTORS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2002

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities
All securities transactions are recorded on the settlement date.

Furniture and Equipment
Acquisitions during the year have been depreciated over 5 and 7 years.

Securities Owned
Securities invested in by the company are valued at market.

NOTE 2: INVESTMENT - CLEARING DEPOSITS

The company clears security transactions through Southwest Securities. A required deposit of $10,000 was made with that company. As of December 31, 2002, the balance was $10,379. The company also clears securities through First Southwest Company. As of December 31, 2002 the balance was $7,500.

NOTE 3: NET CAPITAL REQUIREMENTS

The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company has net capital of $82,665 and aggregate indebtedness of $44,919, resulting in a percentage of 54%. Minimum required net capital is $5,000.

NOTE 4: RESERVE REQUIREMENT FOR BROKERS AND DEALERS

The Company is not required to maintain a special reserve bank account for the exclusive benefit of customers.

GREAT AMERICAN INVESTORS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2002
(Continued)

NOTE 5: INCOME TAXES

The Company has elected to be taxed as a Sub-Chapter S Corporation; therefore, no income tax liability is reflected on the Balance Sheet.

NOTE 6: COMMITMENTS

The Company leases its office space in Mission, Kansas for a term of two years, beginning May 1, 2002. The annual rent is $21,000. Minimum rental commitments in excess of one year are as follows:

December 31, 2003	$21,000
December 31, 2004	$ 7,000

RONALD MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT ON OTHER FINANCIAL INFORMATION

Board of Directors
Great American Investors, Inc.
Shawnee Mission, Kansas

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The following statement of operating expenses for the year ended December 31, 2002 is presented for the purpose of addition analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ronald J. Minda

February 17, 2003

4200 Somerset • Prairie Village, KS 66208 • (913) 649-9222 • Fax: (913) 649-4442

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF OPERATING EXPENSES
FOR YEAR ENDED DECEMBER 31, 2002

	2002
Advertising	$ 2,421
Commissions	681,253
Clearing charges	189,777
Depreciation	3,083
Dues and licenses	29,778
Entertainment	397
Interest	432
Insurance	10,323
Office	12,795
Payroll taxes and employee benefits	13,654
Postage	3,662
Professional services	27,213
Rent	16,000
Salaries – Officer	88,250
Salaries – Office	81,456
Telephone and utilities	10,279
Travel	1,290
	$1,172,063

GREAT AMERICAN INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

SCHEDULE I

NET CAPITAL:		
Total stockholders' equity qualified for net capital		$ 127,957
Total capital		127,957
Deductions and/or charges		
Non-allowable assets: Cash		
Receivables -- non-customers	$ 30,299	
Furniture and equipment	130	
Prepaid expenses	1,750	
Other assets	10,400	42,579
Net capital before haircuts on security positions		85,378
Haircuts on securities		2,713
TOTAL NET CAPITAL		$ 82,665
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions and accounts payable		$ 39,378
Payroll taxes payable		5,541
TOTAL AGGREGATE INDEBTEDNESS		$ 44,919
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required		$ 2,994
Excess net capital at 1,000%		$ 78,173
Percentage of aggregate indebtedness to net capital		54%
Minimum dollar net capital required		$ 5,000
Excess net capital		$ 77,665
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Per unaudited Form 17A-5		$ 82,665
Per Audited Report		$ 82,665

STATEMENT OF RECONCILIATION OF COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15C 3-3 PURSUANT TO RULE 17A-5(D)(4)

Exempt under Rule 15C 3-3, Section #8-45123 Product Code "G"

STATEMENT PURSUANT TO RULE 17A-5(d)(4) FOR YEAR ENDED DECEMBER 31, 2002

There were no material differences between the most recent unaudited report Form X-17A-5, Part II filed by Great American Investors, Inc. and the enclosed audited Form X-17A-5, Part II.

GREAT AMERICAN INVESTORS, INC.
STATEMENT OF RECONCILIATION
ON STATEMENT OF FINANCIAL POSITION
FOR YEAR ENDED DECEMBER 31, 2002

ASSETS

	* Originally Reported (Part II) (Unaudited)	Adjustments	Adjusted Amount (Audited)
ASSETS			
Cash	$ 43,762		$ 43,762
Receivable from brokers	62,501		62,501
Receivable from non-customers	34,801		34,801
Securities owned, at market	19,531		19,531
Other assets	12,150	(A) (131)	12,281
TOTAL ASSETS	$ 172,745	$ (131)	$ 172,876
Total Assets - Allowable	130,296		130,296
Total Assets - Non-allowable	42,449	(131)	42,580
TOTAL ASSETS	$ 172,745	$ (131)	$ 172,876

LIABILITIES AND FUND BALANCES

	* Originally Reported (Part II) (Unaudited)	Adjustments	Adjusted Amount (Audited)
LIABILITIES AND STOCKHOLDER'S EQUITY			
Accounts and accrued expenses	$ 44,919		$ 44,919
TOTAL LIABILITIES	44,919		44,919
Total Liabilities - A I	44,919		44,919
TOTAL LIABILITIES	$ 44,919		$ 44,919
Common stock	25,000		25,000
Retained Earnings	102,826	(A) (131)	102,957
TOTAL STOCKHOLDER'S EQUITY	127,826	(131)	127,957
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 172,745	$ (131)	$ 172,876

* Refers to the most recent unaudited page 1 and 4, Part II of Form X 17A-5 filed by Great American Investors, Inc. as of December 31, 2002.

(A) Adjust Depreciation

RONALD
MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Great American Investors, Inc.
Shawnee Mission, Kansas

In planning and performing my audit of the financial statements of Great American Investors, Inc. for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17A-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Great American Investors, Inc. that I considered relevant to the objectives stated in Rule 17A-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17A-3(a)(11) and the procedures for determining the compliance with the exemptive provisions Rule 15C 3-3.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4200 Somerset • Prairie Village, KS 66208 • (913) 649-9222 • Fax: (913) 649-4442

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the company's practices and procedures were adequate at December 31, 2002 to meet the commission's objectives.

February 17, 2003